SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                       ________________

                       SCHEDULE 13E-4
                ISSUER TENDER OFFER STATEMENT
        (Pursuant to Section 13(E)(1) of the Securities
                    Exchange Act of 1934)
                       ________________

            THE CINCINNATI GAS & ELECTRIC COMPANY
                       (Name of Issuer)

                        CINERGY CORP.
              (Name of Person Filing Statement)


__________________________________________________________

                 Title                         CUSIP
    The Cincinnati Gas & Electric Company,
      Cumulative Preferred Stock
        - 4% Series                         172070 20 3
        - 4-3/4% Series                     172070 30 2
        - 7-7/8% Series                     172070 86 4
        - 7-3/8% Series                     172070 84 9
__________________________________________________________
                (Title of Class of Securities)
              (CUSIP No. of Class of Securities)


                      William L. Sheafer
                          Treasurer
                        Cinergy Corp.
            The Cincinnati Gas & Electric Company
                    139 East Fourth Street
                    Cincinnati, Ohio 45202
                        (513) 287-3852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)


                        August 20, 1996
(Date Tender Offer First Published, Sent or Given to Security Holders)


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                            Calculation of Filing Fee

          Transaction Valuation*        Amount of Filing Fee
            $208,480,000.00                 $41,696.00

*  Solely for purposes of calculating the filing fee and computed pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[ X ]     Check box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $41,696.00
Form or Registration No.: Schedule 13E-4
Filing Party:   Cinergy Corp.
Date Filed:   August 19, 1996

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     This Amendment No. 1 (the "Final Amendment") amends and supplements the
Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated August 19, 1996 filed by Cinergy Corp., a Delaware corporation ("Cinergy"), relating to its offer to purchase any and all outstanding Shares of Cumulative Preferred Stock of The Cincinnati Gas & Electric Company, an Ohio corporation and direct utility subsidiary of Cinergy ("CG&E"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated August 20, 1996, and in the related Letter of Transmittal and Proxy (which together constitutes the "Offer"), copies of which are attached as Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer.

     Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Offer expired at 5:00 p.m., New York City time, on September 18, 1996 in accordance with its terms. On September 24, 1996, Cinergy purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:

                               Shares
    Series of Preferred       Purchased         Purchase Price
    -------------------       ---------         --------------
     4 % Series                 100,165          $  6,410,560
     4-3/4% Series               88,379             7,070,320
     7-7/8% Series              800,000            92,800,000
     7-3/8% Series              800,000            88,000,000
        Total                 1,788,544          $194,280,880


Item 2.  Source and Amount of Funds or Other Consideration.

     Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

     The total amount required by Cinergy to purchase the Shares pursuant to the Offer was $194,280,880, excluding fees and other expenses. The source of such amount was the general funds of Cinergy (which, in the ordinary course, as well as in this case, includes funds from CG&E).


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Item 3.  Purpose of the Tender Offer and Plans or Proposals of the Issuer or
Affiliate.

     Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Shares purchased by Cinergy pursuant to the Offer were subsequently transferred to CG&E and were thereupon retired and canceled. As a result thereof, CG&E has, as of September 24, 1996, a total of 211,456 Shares outstanding, consisting of 169,835 Shares of the 4% Series and 41,621 Shares of
the 4-3/4% Series.   In addition, the 4% Series is the only remaining Series of
Preferred that meets the continued listing requirements of the New York Stock Exchange.


Item 9. Material to be Filed as Exhibits.

     Exhibit No.       Description
     -----------       -----------

     99.(a)(9)         Press Release, dated September 18, 1996.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1996

                              Cinergy Corp.


                              By: /s/  William L. Sheafer
                                  -----------------------
                                     William L. Sheafer
                                          Treasurer

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